Ropes & Gray LLP

R. Brent Bates

1211 Avenue of the Americas

T +1 212 596 9143

New York, NY 10036-8704

F +1 646 728 1542

www.ropesgray.com

brent.bates@ropesgray.com

May 13, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: John Grzeskiewicz, Esq.

Re: Stone Harbor Investment Funds (Registration Nos. 333-141345 and 811-22037)

Dear Mr. Grzeskiewicz:

On behalf of the Stone Harbor Investment Funds (the “Registrant”), we are writing this letter in response to comments of the staff of the Securities and Exchange Commission (the “Staff”) received by telephone on April 22, 2013, relating to Post-Effective Amendment No. 12 to the Registrant’s registration statement on Form N-1A filed with the Securities and Exchange Commission (“SEC”) on March 7, 2013 (the “Registration Statement”).  The Registration Statement relates to two new series of the Registrant, Stone Harbor Investment Grade Fund and Stone Harbor Strategic Income Fund (each, a “Fund,” and together, the “Funds”).

For convenience of reference, the Staff’s comments have been summarized before each response.  Changes to the Registration Statement described below will be incorporated in a post-effective amendment to be filed pursuant to Rule 485(b) under the Securities Act of 1933.

Summary Sections: Applicable to all Funds

1. Comment: Please confirm that, for each Fund, the expense limitation agreement referenced under the annual fund operating expenses table will be in effect for one full year from the date of effectiveness of the Registration Statement.

Response: The Registrant confirms that the expense limitation agreement relevant to each Fund will be in effect for one full year from the date of the effectiveness of the Registration Statement.  The expense limitation agreement for each Fund will be in effect through September 30, 2014.

2. Comment: Under “Principal Investment Strategies,” please clarify if there is any limit on how much a Fund may invest in foreign securities and whether a Fund can be primarily or entirely invested in foreign securities.

Response: The Registrant has added disclosure that states that each Fund may invest all or a substantial portion of its assets in securities issued by non-U.S. entities.

3. Comment: Regarding the principal risk of “Loans and Other Direct Indebtedness,” please clarify what types of loans and other direct indebtedness present the risk, and please revise the language under “Principal Investment Strategies” to better describe the types of loan investments that will be made.

Response: The Registrant has adjusted the principal risk, now captioned “Loans and Similar Indebtedness,” to reference specific types of investments and to further clarify the kinds of risks presented by investments in loans and similar indebtedness.  Please note that, under “Principal Investment Strategies,” each Fund lists the types of loan investments that it may make.

4. Comment: Please consider whether a leverage risk should be added.

Response: The Registrant has considered this comment and concluded that adding this risk is not appropriate in light of each Fund’s investment strategy.

5. Comment: Please confirm that the derivatives disclosure reflects the review and consideration of the 2010 letter to the Investment Company Institute from Barry Miller, Associate Director in the Office of Legal and Disclosure at the SEC.

Response: For each Fund, the Registrant has revised the disclosure under “Derivatives Risk” and believes those revisions reflect the observations in the 2010 letter to the Investment Company Institute about the specificity of derivatives disclosure.

Summary Section: Stone Harbor Investment Grade Fund

6. Comment: Regarding the Fund’s annual fund operating expenses table, please confirm that there will be no acquired fund fees and expenses.  If there are such expenses, please confirm that those expenses will be less than one basis point or add the appropriate line item to the annual fund operating expenses table.

Response: Stone Harbor Investment Grade Fund will have acquired fund fees and expenses equal to one basis point or more, and a line item will be added to the annual fund operating expenses table to reflect the acquired fund fees and expenses that will be incurred by the Fund.

Summary Section: Stone Harbor Strategic Income Fund

7. Comment: Please revise the investment objective or revise the Fund’s name, as the investment objective of seeking to maximize total return (which consists of income on investments and capital appreciation) does not seem to align with the Fund’s name.

Response: The Registrant respectfully submits that the Fund’s name is not misleading and is consistent with Rule 35d-1 and Section 35(d) of the Investment Company Act of 1940 (the “1940 Act”).  First, neither Rule 35d-1 nor Section 35(d) applies any specific requirements to the investment objectives of funds with “income” in their names.  In addition, the description of the Fund’s strategies clearly indicate that it is an income-focused fund.  For example, the prospectus states that the Fund “is intended to provide broad exposure to global credit markets . . . . [and] may invest in a broad variety of fixed income and other income producing securities and instruments.”  The prospectus also includes a comprehensive list of the types of fixed income securities in which the Fund may invest.  For these reasons, the Fund does not believe that a change to its name is appropriate.

8. Comment: Please clarify whether the “underlying funds,” as defined under “Principal Investment Strategies,” will be the only underlying funds in which the Fund will invest.

Response: The Fund currently expects that the “underlying funds” will be the only underlying funds in which the Fund will invest.  If that is not the case in the future, the Fund will consider what disclosure changes are necessary.

9. Comment: Please clarify whether the Fund can be entirely invested in either the “underlying funds” or direct investments, or whether there will always be a mix of investments between the “underlying funds” and direct investments.

Response: The disclosure has been adjusted to reflect that the Fund may invest all or none of its assets in the “underlying funds.”

Back of Prospectus

10. Comment: Please confirm that Stone Harbor Strategic Income Fund is relying on section 12(d)(1)(G) of the 1940 Act to invest in the “underlying funds” or whether there will be an exemptive order sought.

Response: Stone Harbor Strategic Income Fund intends to rely on section 12(d)(1)(G) of the 1940 Act and Rule 12d1-2 thereunder to invest in the “underlying funds.”  Please note that Stone Harbor Investment Partners LP, the Funds’ investment adviser, and Stone Harbor Investment Funds filed an application on July 29, 2011, and amendments to the application on August 31, 2011, and September 7, 2011, requesting an order under section 6(c) of the 1940 Act granting an exemption from rule 12d1-2(a) under the 1940 Act.  On October 4, 2011, the SEC granted the requested exemption (Investment Company Act Release No. 29830).  The exemptive order permits series of the Stone Harbor Investment Funds relying on rule 12d1-2 under the 1940 Act to invest in certain financial instruments that may not be “securities” within the meaning of Section 2(a)(36) of the 1940 Act.

Statement of Additional Information

11. Comment: Please confirm that there is not anything in the Statement of Additional Information that would materially affect the Funds’ performance that is not also disclosed in the Prospectus, and confirm that there is not anything in the Statement of Additional Information that does not also appear in the Prospectus that would affect a decision to invest in a Fund.

Response: The Registrant confirms that the Funds’ principal investment strategies and what it believes to be the principal risks of investing in the Funds are disclosed in the Prospectus.

On behalf of the Registrant, we acknowledge that: (i) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Registration Statement; (ii) the Registrant accepts full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

In addition to filing this letter via EDGAR, we are also forwarding to you changes made to the Prospectus in response to the Staff’s comments.

If you have any further questions or comments please do not hesitate to call me at the number listed above.

Best regards,

/s/ R. Brent Bates

R. Brent Bates

cc:

Adam J. Shapiro, Esq.

Rachel Greer, Esq.

Michael G. Doherty, Esq.